FILED PURSUANT TO RULE 433
FILE NO. 333-133956

Revised Final Pricing Terms — Re-opening of The Republic of Turkey
7.375% Notes due February 5, 2025

Issuer:	The Republic of Turkey

Securities:	7.375% Notes due February 5, 2025 (reopening)

Pricing Date:	October 20, 2006

Issue Format:	Global (SEC Registered)

Expected Ratings:	Ba3 (stable) /BB- (stable) /BB- (positive)

Outstanding Issue Size:	USD 2,000 million (Pre-reopening)

Reopening Amount Offered:	USD 1,250 million

Price to Public:	99.75%, plus accrued interest from August 5, 2006

Minimum Denomination:	$2,000

Total Fees:	0.10%

Proceeds to Issuer:	99.65%, plus accrued interest from August 5, 2006

Yield to Maturity:	7.398% per annum

Spread to US Treasury:	2.49%

Benchmark US Treasury:	4.5% US Treasury Bonds due February 15, 2036

Interest Payment Dates:	February 5th and August 5th

Expected Listing:	Luxembourg Stock Exchange

Lead-Managers/Bookrunners:	JPMorgan / Merrill Lynch, Pierce, Fenner & Smith Incorporated

Settlement:	Expected November 1, 2006, through the book-entry facilities of The Depository Trust Company

This communication is intended for the sole use of the person to whom it is provided by us.
This communication supersedes the ‘Final Pricing Terms — Re-opening of the Republic of Turkey 7.375% Notes due February 5, 2025’ issued on October 19, 2006.
The issuer has filed a registration statement, including a prospectus, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it or you may phone toll-free 1-866-500-5408.
The prospectus link is: http://www.sec.gov/Archives/edgar/data/869687/000095012306012759/0000950123-06-0 12759-index.htm.
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